UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____October 2003_____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated October 9, 2003

2.

News Release dated October 22, 2003

3.

News Release dated October 27, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 12, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2003-15

October 9, 2003

“La Patriota”: A New Gold Discovery by Radius in Nicaragua

Radius Explorations Ltd. (“Radius”) is pleased to announce the discovery of a new gold vein system in central Nicaragua.  Reconnaissance chip sampling at “La Patriota” returned a best result of 81.4 g/t Au and 86 g/t Ag over a 1m chip sample, with 7 of the first 18 samples collected on the prospect returning greater than 20 g/t Au.

La Patriota is located approximately 25km southeast of the high grade El Pavon (Las Brisas) quartz veins, also discovered by Radius and detailed in news release NR2003-12 (September 2, 2003), and it appears to be related to the same north-south trending structural zone.

To date, alteration and gold mineralization has been mapped and sampled along a strike length of over 1,200m. Eighteen reconnaissance chip samples were taken on three zones – north zone central zone and the south zone.  A map showing the general location of the prospect in relation to the Pavon discovery is available on Radius’s web site (www.radiusgold.com).  Radius is presently excavating 8 hand-dug trenches at La Patriota along a strike length of 1,200m.

Sample no.	Width (m)*	Au g/t	Ag g/t
Central Zone
53157	1.0	33.0	100
53158	2.0	8.4	54
53159	1.0	81.4	86
53160	1.0	35.4	42
53161	2.0	0.2	2
North Zone
53162	2.0	32.5	30
53163	1.0	20.6	110
53164	1.0	14.7	135
South Zone
53165	0.5	2.9	44
53166	Grab	2.9	23
53167	1.0	0.3	12
53168	2.5	24.2	33
53169	1.0	0.2	3
53170	Grab	13.7	42
57070	2.0	4.2	11
57071	1.0	27.4	161
57072	Grab	0.1	7
57073	2.0	-	-

*All samples are reconnaissance chip samples, not continuous channels.

Gold mineralization is hosted by tectonic breccia zones up to 5m wide cutting tuffs and ignimbrites.  Quartz veins, up to 1m wide, have been mapped locally.  Some artisanal workings are evident along strike but there are no indications that large scale mining has ever taken place in the area of La Patriota.

Further work is planned at Patriota including additional trenching and mapping.  Reconnaissance prospecting is focusing on the 25km “gap” between the Patriota and El Pavon veins which Radius regards as highly prospective for additional epithermal gold discoveries.

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the official assay certificates provided to the Company.  All samples were prepared and analysed at the CAS Labs Inc. (CAS) facility in Tegucigalpa, Honduras.  CAS, based in Washington State, has provided analytical services to the gold and silver mining/exploration industries since 1989.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

30.1-million

        “signed”

Simon Ridgway, President

News Release 2003-16

October 22, 2003

Radius Purchases Gold Fields Interest in the Tambor Joint Venture.

Resource Calculation Underway.

Vancouver – Radius Explorations Ltd. (“Radius”) is pleased to announce that it has reached an agreement with Gold Fields Inc. whereby Radius will purchase all of Gold Fields’ interest in the Tambor Joint Venture.  The purchase price to be paid by Radius is 1,300,000 common shares in the capital stock of the Company.

This transaction will give Radius a 100% interest in all of the Tambor Properties located in Central Guatemala, and will increase Gold Fields’ equity interest in Radius to 5,100,000 shares, 17.5% of the issued capital of the Company.

The Tambor Joint Venture (55% GF / 45% RDU) was formed in 2001 to explore a 25 kilometer long belt of gold mineralization located on the south side of the Motagua fault zone, a regional structure that forms part of the collision boundary between the Caribbean and North American tectonic plates.  The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and advanced by Gold Fields over the past two years.  As the operator of the joint venture, Gold Fields significantly increased the land holdings and made several new gold discoveries in this belt.

Since May of this year the joint venture has conducted 44 diamond drill holes totaling just under 5,000 meters, testing the Guapinol South and Pozo Del Coyote zones.  These two zones are located at the eastern end of a seven kilometer long gold-in-soil anomaly.  Drilling intersected locally robust gold-arsenopyrite-quartz bodies hosted within an east-west trending shear zone.  Some of the better drill intersections are listed below.

Table 1. Highlights of the drill program at Guapinol & Coyote (NB: re-calculated using a 2 g/t cutoff.)

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)

Guapinol South (2003)
PRDD-03-21	58.84	63.58	4.74	11.72
PRDD-03-27	28.95	33.52	4.57	39.79
PRDD-03-28	38.10	39.62	1.52	45.66
PRDD-03-33	74.70	80.03	5.33	72.12
PRDD-03-39	16.76	18.29	1.53	33.70
PRDD-03-44	4.57	10.21	5.64	5.80
PRDD-03-51	35.05	39.62	4.57	11.20

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)

Poza del Coyote (2003)
PRRC-03-04	22.10	25.15	3.05	28.36
PRRC-03-05	15.24	20.57	5.33	18.03
PRRC-03-07	35.05	46.48	11.43	4.87
PRRC-03-08	24.38	38.86	14.48	15.05
PRRC-03-11	34.29	39.62	5.33	11.07

Six kilometers to the west of Guapinol South, at the western extreme of the soil anomaly mentioned above, the joint venture completed reverse circulation drilling at Laguna North in 2002.  This drilling also intersected gold-arsenopyrite-quartz bodies, this time associated with a north-south trending structure.  The better intersections include:

Table 2. Highlights of the drill program at Laguna (NB: re-calculated using a 2 g/t cutoff.)

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)

Laguna North (2002/03)
BVRC-02-02	16.76	35.05	18.29	8.23
BVRC-02-15	56.38	74.67	18.29	12.16
BVRC-03-18	7.62	21.34	13.72	10.26

First pass metallurgical test work was conducted on material from the trenches at Laguna North and results indicate that the gold is free milling.  Drilling at Guapinol, Pozo Del Coyote and Laguna North is sufficiently close spaced so as to allow a resource calculation to be undertaken, and Radius has retained Chlumsky, Armbrust & Meyer of Lakewood, Colorado to complete this task.

It should be stressed that this resource calculation is being undertaken to establish a value for the property as due diligence for the share issuance being contemplated by the parties.  This is still an exploration property and needs to be viewed as such.  The resource that has been defined to date is a base to build from.

The above transaction is subject to approval by the TSX Venture Exchange.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

30.1-million

       “signed”

Simon Ridgway, President

News Release 2003-17

October 27, 2003

$9-Million Financing Sold

Vancouver – Radius Explorations Ltd. (“Radius”) is pleased to announce that it has placed $9-million by way of a brokered private placement, 6.0-million units at a price of $1.50 per unit.  Each unit consists of one share and one-half of a share purchase warrant.  Each full warrant will entitle the holder to purchase one additional share of Radius at a price of $1.75 exercisable for two years.  The transaction is subject to acceptance by the TSX Venture Exchange.

BMO Nesbitt Burns Inc. in New York (75%) and Pacific International Securities Inc. in Vancouver (25%) are acting as agents for the Company in connection with the placement. In consideration therefor, the Company has agreed to pay the agents a cash commission of 7% of the gross proceeds raised, and agents’ warrants entitling them to purchase shares of the Company equal to 7% of the offering, exercisable at $1.50 for a period of 18 months.

The proceeds of the financing will be used to fund the Company’s gold exploration programs, primarily in Nicaragua, and for general corporate purposes.  Radius has been exploring in Central America since 1999 and recently extended operations into Nicaragua, discovering two new gold systems in that country at Las Brisas (El Pavon) and La Patriota.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

30.2-million

       “signed”

Simon Ridgway, President

NOT FOR RELEASE OR DISSEMINATION IN THE UNITED STATES.  This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.